Exhibit 99.2

Harmony Biosciences Proposed Acquisition of Zynerba Pharmaceuticals, Inc. Conference Call August 14, 2023

Corporate Speakers
•	Luis Sanay; Harmony Biosciences; Head of Investor Relations
•	Jeffrey Dayno; Harmony Biosciences; President and Chief Executive Officer
•	Sandip Kapadia; Harmony Biosciences; Chief Financial Officer
•	Kumar Budur; Harmony Biosciences; Chief Medical Officer

Participants
•	Charles Duncan; Cantor Fitzgerald; Analyst
•	Francois Brisebois; Oppenheimer; Analyst
•	David Amsellem; Piper Sandler; Analyst
•	Danielle Brill; Raymond James; Analyst
•	Amy Fadia; Needham & Company; Analyst
•	Graig Suvannavejh; Mizuho Securities; Analyst
•	Pavan, Patel, BofA Securities; Analyst
•	Corinne Jenkins; Goldman Sachs; Analyst

PRESENTATION

Operator^  Please stand by, your program is about to begin. (Operator Instructions).

Good morning. My name is Ashley and I will be your conference operator today.

At this time, I would like to welcome everyone to the Harmony Biosciences’ Proposed Acquisition of the of Zynerba Pharmaceutical conference call.

All participant lines have been based on mute to prevent any background noise. After the speaker's remarks, there will be a question-and-answer session. (Operator Instructions) Please be advised, today's conference call is being recorded. (Operator Instructions).

I will now turn the call over to Luis Sanay, Head of Investor Relations. Please go ahead.

Luis Sanay^  Good morning, everyone. Welcome to Harmony Biosciences’ conference call to discuss the proposed acquisition of Zynerba Pharmaceuticals.

Our speakers on today's call are Dr. Jeffrey Dayno, President and CEO and Sandip Kapadia, Chief Financial Officer. Following our brief prepared remarks, Jeffrey Dierks, Chief Commercial Officer and Dr. Kumar Budur, Chief Medical Officer, will also be available for the Q&A portion of the call.

As a reminder, we will be making forward-looking statements today, which are based on our current expectations and beliefs. These statements are subject to certain risks and uncertainties. Our actual results may differ materially, and we undertake no obligation to update these statements, even if circumstances change. We encourage you to review the statements set forth on slide two of our investor presentation and to consult the risk factors referenced in our SEC filings for additional details.

Please note that this conference call is neither an offer to purchase, nor solicitation to sell securities. The tender offer for Zynerba’s common stock described in this morning's press release has not commenced. When the tender offer does commence investors should review our tender offer statement and related documents, and Zynerba’s recommendation statement, each of which will be filed with the SEC, as they will contain important information regarding the details of the tender offer and Zynerba’s board's views regarding the acquisition.

I would now like to turn the call over to Dr. Jeffrey Dayno. Jeff?

Jeffrey Dayno^  Thank you, Luis. Good morning, everyone, and thank you for joining our call

This morning I am very pleased and excited to announce our proposed acquisition of Zynerba Pharmaceuticals. This transaction represents an important step in our strategy to expand our pipeline and build a diversified portfolio of innovative assets beyond sleep wake, to drive long term growth for Harmony.

In addition to the strength of our core business of Wakix and narcolepsy, along with advancement of our current lifecycle management programs with pitolisant, led by idiopathic hypersomnia, business development has always been a high priority for us. Our business development strategy has been focused on identifying assets that are complementary to our existing portfolio, where we can leverage our expertise and infrastructure. This proposed acquisition exemplifies this strategic fit in several key ways.

First, our overall growth strategy. When asked about business development, we have always said that it is a high priority, and we are going to be thoughtful and strategic in our approach. The acquisition of Zynerba Pharmaceuticals and its investigational product Zygel fits into this strategy for the following reasons.

It expands our pipeline with another innovative product candidate that, similar to Wakix, represents a portfolio and a product opportunity that could address high unmet medical needs in a number of patient populations. It diversifies our portfolio beyond sleep wake and is also within our area of expertise in rare orphan neurology and neuropsychiatric disorders. It brings in two late-stage development programs that could launch during the Wakix lifecycle, and it will help drive long-term growth for Harmony.

Next, the products. The acquisition of the Zynerba brings us another innovative product candidate called Zygel. Zygel is the first and only pharmaceutically manufactured synthetic cannabidiol, a non-euphoric cannabinoid formulated as a patent-protected permeation-enhanced gel for transdermal delivery through the skin and into the circulatory system. Zygel is manufactured through a synthetic process in a GMP facility and is not extracted from the cannabis plant. Therefore, it is devoid of THC, which is what causes the euphoric effect of cannabis and has the potential to be a non-scheduled product if approved.

Zygel for the treatment of fragile X syndrome has patent protection through at least 2040. Through this transaction, we are expanding our pipeline with two late-stage development programs in rare orphan neuropsychiatric disorders. Similar to Wakix, Zygel represents a portfolio and a product opportunity, and it's currently being evaluated in a pivotal phase three clinical trial for patients with fragile X syndrome called the RECONNECT trial.

Additionally, Zygel was studied in an open-label Phase 2 proof-of-concept study in patients with 22q Deletion Syndrome known as the INSPIRE trial. The data from this trial demonstrated clinically meaningful improvements across various symptoms of interest, including anxiety, depression, mood and irritability, as measured by recognized scales to assess these symptoms in patients with neurobehavioral disorders.

From a regulatory perspective, cannabidiol, the active ingredient in Zygel, has been granted Orphan Drug designation by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, for the treatment of Fragile X syndrome and for the treatment of 22q Deletion Syndrome.

Additionally, Zygel has received FDA fast-track designation for the treatment of behavioral symptoms in patients with fragile X syndrome.

Lastly, let me frame the market opportunity for you and highlight the important unmet medical need in these patient populations. The lead development program in Phase III is in patients with fragile X syndrome. Fragile X is a rare genetic disorder that is a leading known cause of both inherited intellectual disability and autism spectrum disorder. It is caused by a mutation in FMR1, a gene which modulates a number of systems, including the endocannabinoid system. This disorder negatively affects synaptic function, plasticity and, and neuronal connections and results in a spectrum of intellectual disabilities and behavioral symptoms, such as social avoidance and irritability.

In the U.S., there are about 80,000 people living with fragile X syndrome. There are currently no therapies approved by the FDA to treat fragile X syndrome and there remains a significant unmet medical need in treating patients with this debilitating disorder. The other development program is in patients with 22q deletion syndrome. This syndrome results from micro deletion on the long arm of chromosome 22 and presents with physical symptoms, including characteristic abnormalities of the palate, heart defects, immune dysfunction and esophageal and GI issues, as well as, debilitating neuropsychiatric and behavioral challenges. Anxiety is among the most common neuropsychiatric symptom and is linked to poor adaptive behaviors. Children with 22q Deletion also experience social withdrawal, ADHD, cognitive impairment and autism spectrum disorder that affect communication and social interaction. It is estimated that there are approximately 80,000 people living with 22q deletion syndrome in the U.S., and currently there are no FDA approved therapies to treat this disorder.

As you can see, the acquisition of Zynerba Pharmaceuticals fits well into our long-term growth strategy, which is focused on developing and delivering innovative products that address areas of high unmet medical need. The innovative investigational product Zygel and two late-stage development programs, further diversifies our pipeline and the market opportunities in patients with fragile X and 22q deletion syndrome, each with approximately 80,000 U.S. patients are significant.

This transaction represents an important step in our strategy to expand our pipeline and build a diversified portfolio of innovative assets beyond sleep wake to drive long-term growth for Harmony.

And we don't plan on stopping here. My vision for Harmony is to become the leading patient-focused CNS company, by developing and delivering innovative treatments for patients living with rare orphan diseases who have high unmet medical needs. We believe that we're empathy and innovation meet a better life can begin for those patients and their families.

I will now turn the call over to our CFO Sandip Kapadia to provide an overview of the financial terms of the proposed acquisition. Sandip?

Sandip Kapadia^  Thank you, Jeff. We're very pleased to announce our proposed acquisition of Zynerba Pharmaceuticals. This acquisition represents an important step in our strategy to expand our pipeline and build a diversified portfolio.

I'd like to take a few moments to take you through the details of the acquisition. We've structured the acquisition to limit the upfront cash requirements while paying milestones primarily contingent upon advancement of the lead clinical development program in fragile X syndrome.

So, starting with the transaction details. We've agreed to acquire all outstanding shares of Zynerba for a purchase price of approximately $1.1059 per share in cash or $60 million in the aggregate payable at closing, plus one non-tradeable contingent value rights, or CVR, with the potential additional payments of up to $140 million or approximately $2.5444 per share.

The CVR payments will be subject to the achievement of certain clinical, regulatory and sales milestones. Please refer to the press release and slide eight in the presentation for additional details regarding the CVR milestone payments.

At a high level, payments include the following clinical milestone payments of up to $45 million or approximately $0.82 per share upon completion of the fragile X Phase III clinical trial and dependent on the timing of the positive data readout. Regulatory milestone payments of up to $50 million or approximately $0.91 cents per share, upon the FDA approval in fragile X and a second indication, and net sales milestones of up to $45 million or approximately $0.81 per share after achieving certain net sales milestones.

Given our strong cash position of approximately $430 million as of June 30, 2023, we will fund the transaction from our existing cash on hand. Zynerba’s cash and cash equivalence balance was approximately $36 million as of June 30, 2023. The final cash balance will be dependent on the timing of the close and transaction costs. The transaction’s expected to close by the fourth quarter of 2023, subject to customary closing conditions, including that the holders of at least the majority of the outstanding shares of Zynerba common stock tenders such shares to Harmony in connection with the tender offer.

And finally, we continue to be active in our business development efforts to look for additional opportunities to expand our pipeline and build a diverse portfolio. We also retain ample financial capacity to pursue additional business development and execute on our share repurchase program, as we look to deploy capital to maximize shareholder value.

And with that, I'd like to turn the call back to the operator to facilitate any Q&A. Operator?

QUESTIONS AND ANSWERS

Operator^  (Operator Instructions)  We will take our first question from Charles Duncan with Cantor Fitzgerald.  Please go ahead.

Charles Duncan^  Hey.  Good morning, Jeff and team.  Congratulations on this proposed acquisition.  It’s pretty interesting.  And we know -- we know the Zygel product and the Zynerba folks pretty well and then done diligence on for a while.  So I had a couple of quick questions.

I guess I wonder with regard to the enrollment wait of the ongoing RECONNECT study and implications, to payments in ’24, I guess I’m wondering how is that enrollment going, and what is your call it probability of having to pay either a $35 million worth of completion of it next year and positive data or, excuse me, $45 million or $35 million the following year depending on the timing?

And then the second question I have is regarding FDA communication, if you’ve had an opportunity to review that and kind of the FDA feedback in terms of methylation begin an important part of enrolling Fragile X patients in that -- in that study?  Thank you.

Jeffrey Dayno^  Yes.  Good morning, Charles, and thank you for your questions.  And yes, we’re aware that you have been following Zynerba.  And so, for your first question, Charles, with regards to the enrollment in the RECONNECT Trial and timing.  So at this point, we cannot commit with regards to the Fragile X development timeline that was previous disclosed, but we will provide an update on our view of the program and timeline after the closing of the transaction when we get sort of a closer look at everything.

But that being said, and with regards to your second question, FDA interactions, yes.  We did thorough diligence, obviously, and have seen all of the FDA communications and interactions.  And I think at a high level we’re very excited about the potential of the Fragile X Phase III RECONNECT trial, that development program, as well as the potential of the 22q development program based on positive signals and data from the Phase II proof of concept study.  And we think this expands our pipeline, diversifies our portfolio, and very excited for the potential opportunity here as well as an opportunity to bring new treatment options for patient populations with unmet medical needs.

Charles Duncan^  Okay, and if I could just follow up.  Any impact on the (inaudible) study for Pitolisant in idiopathic hypersomnia?  Do you feel like that is still on track or it could dismodulate your efforts there?

Jeffrey Dayno^  No impact at all, Charles.  That trial is absolutely on track, and no impact on our current lifecycle management development programs.  We have full capacity experience team to continue with our LCM, lifecycle management programs in idiopathic hypersomnia, Prader Willi as we’ve previously discussed, and then bringing these programs in and adding to our pipeline.

Charles Duncan^  Okay.  Thanks for taking my questions.  Congrats.

Jeffrey Dayno^  Yes.  Thank you, Charles.

Operator^  Thank you.  We will take our next question from Francois Brisebois with Oppenheimer.  Please go ahead.

Francois Brisebois^  Hi.  Thanks for taking the questions.  Just a couple here.  So in terms of the data  you talked about, can you maybe just tell us your -- what makes you confident about the open-label INSPIRE data?  And then was there data on the -- on the Fragile X side, not just the 22q on the Fragile X side that was encouraging as a Phase II?  Thank you.

Jeffrey Dayno^  Yes.  Thank you, Franc.  Good morning.  Let me ask Kumar Budur to respond with regard to our view of the data of those programs.

Kumar Budur^  Sure.  Hey, good morning, Francois.  Thanks for the question.  Let me start with Fragile X syndrome.  The data from the CONNECT study, which was a large study in Fragile X syndrome with over 200 subjects enrolled in that study, the data was promising.  And especially when we looked at the data in patients with complete methylation, there was a significant separation patients who had complete methylation when compared to placebo versus Zygel.

And the ongoing Phase III study, the RECONNECT study, is designed based off of the learnings from the CONNECT study.  For example, we are focusing on complete methylation patients, but it’s also important to note that about 20% of the patients also have posture methylation.  So if the data in partial methylation patients are supportive and consistent with the data on the full methylation patients, then we have a potential for broader label indication.  That’s on the efficacy side.

From the safety perspective, Zygel was, in general, safe and well tolerated.  The only case of note was application site reaction, like skin irritation, and that was seen in about 6.4% of the patients who were on Zygel compared to 1% of patients who were on placebo, and most of these were mild transient and resolved on their own.  So that’s Fragile X syndrome.

And regarding 22q Deletion syndrome, it was small proof of concept, open label study in 20 patient where -- and we saw promising signals on several parameters of interest like mood, anxiety and irritability, which are the most prominent and bothersome symptoms for the patient and the caregiver.

So we are very encouraged with the data that we saw both in 22q Deletion syndrome and also Fragile X syndrome in the CONNECT study.  And we are hopeful that the ongoing RECONNECT study will be positive and it'll be sufficient for regulatory approval.

Jeffrey Dayno^  Thanks, Kumar.

Francois Brisebois^  Thank you very much.  Can you -- can you just maybe touch, Jeffrey, when you talk about the prevalence of Fragile X, just maybe the understanding of what percentage of that is partial versus full methylation?

Jeffrey Dayno^  Yes.  Sure, Franc.  So it’s about 60% of the patients with Fragile X have full methylation, so of the estimated 80,000 patients with Fragile X in the U.S.

Francois Brisebois^  Thank you.

Jeffrey Dayno^  Sure.  Thanks, Franc.

Operator^  Thank you.  We’ll take our next question from David Amsellem with Piper Sandler.  Please go ahead.

David Amsellem^  Hey, thanks.  So pardon my ignorance here if you could call it ignorance, but can you talk about the extent to which you would look at the product more broadly or in a broader epilepsy population overtime?

So I know you have the lead indications, but we’ve seen with the other CBD product that’s available that there’s a lot of off label use.  So how do you think about that overtime, and  how do you think about where you want to take this product overtime?  Thank you.

Jeffrey Dayno^  Yes.  Sure, David.  Good morning, and thanks for your question.

So I think that we’re aware, obviously, of the other products in terms of the cannabinol-based products and their application in the rare epilepsies.  I think, obviously, our initial focus is on the programs we talked about where we had significant opportunity in the rare neuropsychiatric disorders, as we mentioned, led with Fragile X in Phase III and potentially 22q, which would be Phase III ready.

In terms of other additional indications, I think it’s too early for us to comment where we would take that with regards to our overall portfolio, but potentially as a synthetic cannabidiol potentially in terms of a different overall benefit risk proposition, there could be opportunity there.

But obviously we’ll comment more after the closing and as we advance the initial development efforts if there’s additional opportunities going forward.

David Amsellem^  Okay.  That’s helpful.  And if I may sneak in a follow up.  If you think about the biz dev and M&A more broadly, I know this gets you out of -- gets you out of the suite medicine and more into squarely -- more squarely in neurology, do you think about overtime broadening beyond rare neurologic diseases, or is this something that -- is this a space where, you know, you're continuing to be squarely comfortable in playing, and how do you think about that just sort of longer term?

Jeffrey Dayno^  Yes, I think for the long term, as we’ve said, our focus, internal experience and infrastructure in the rare orphan sort of neurology nerve psychiatry space, we -- and we leverage that expertise and infrastructure, an efficient commercial footprint.

We are open -- as we look broadly at the B.D. landscape, we would be open to adjacencies and other broader opportunities for the right potential B.D. deal.  We -- obviously strong balance sheet, ability to transact, ability to additional capital.  Maybe Sandip can comment on that.

So I think we keep our eyes wide open for opportunities that would be a good, strategic fit in the near term and reflective of this proposed acquisition orphan rare space and is kind of where our main footprint is at this point in time.

Sandip, any further thoughts?

Sandip Kapadia^  No, I think, like you said, we have ample financial capacity to pursue business development whether it’s a broad indication or orphan rare indications.

David Amsellem^  Hey, that’s helpful.  Thanks, guys.

Jeffrey Dayno^  Thanks, David.

Operator^  Thank you.  We will take our next question from Danielle Brill with Raymond James.  Please go ahead.

Danielle Brill^  Hi, guys.  Good morning.  Thanks for the question.  Two quick ones from me.  Curious will you need a second Phase III trial to support a filing for Fragile X?  And is methylation screening routinely performed in medical practice given you may have a restricted label?  Thank you.

Jeffrey Dayno^  Yes.  Good morning, Danielle.  Thanks for your question.  Kumar, you want to…

Kumar Budur^  Sure.

Jeffrey Dayno^  … take that one?

Kumar Budur^  Hey.  Good morning, Danielle.  Once again, thanks for the question.

The Phase III pivotal registration study, the ongoing RECONNECT study is designed based on the input from the FDA on this study design, primary endpoint and other aspects.  Typically in the rare orphan indication, what FDA requires is a single adequate and well-controlled study, especially if the data are statistically significant and clinically meaningful.

The ongoing RECONNECT study is an adequate and well-controlled study.  And we believe this one study, if it is statistically significant, clinically meaningful, should be sufficient for registration, we don't believe there will be a need for the second pivotal study.

Jeffrey Dayno^  And Kumar, in terms of the question about methylation is that routinely done in clinical practice?

Kumar Budur^  Yes, it is.  It has become a routine standard clinical practice now.

Danielle Brill^  Understood, thank you.

Jeffrey Dayno^  Thanks, Danielle.

Operator^  Thank you.  We will take our next question from Ami Fadia with Needham. Please go ahead.

Ami Fadia^  Hi, good morning, thanks for taking my question.  Could you elaborate a little bit more on the primary and secondary endpoints of the Phase II study and was it the subset analysis of patients that had full methylation still for the primary endpoint or better than the secondary endpoint? And if the FDA, based on your read of their interactions, is looking for signs of efficacy beyond the primary endpoint for approval of the product?

And secondly, you mentioned that 20% of the patients in the Phase III study that’ll be enrolled have partial methylation.  What was that percentage in the Phase II study and is that what you’re going to continue as you take on kind of this program?  Thank you.

Jeffrey Dayno^  Sure, good morning Ami, thank you for your questions, and yes, Kumar can respond to the -- to those.

Kumar Budur^  Good morning, Amy.  I know there was a lot of questions there, but I’ll try to see if I can answer all of them.  CONNECT study was a large study, Ami, in fact there were over 200 patients with Fragile X syndrome that were enrolled in that study.  In that particular study, about 65% of the patients had complete methylation, and the rest of them had partial methylation.

When we looked at the data, the patients who had complete methylation showed statistically significant difference compared to placebo, and the patients who had partial methylation, under the efficacy the change from baseline was very similar.  There was also a significant placebo response, and therefore it was not statistically significant.

So going forward, the Phase III study was designed based on the learning from the CONNECT study, including the primary endpoint, the duration of the study, 18 weeks over 14 weeks, and also the dosing paradigm with we also interviewed a higher dose of 750 milligram per patient who weighed greater than 50 kilograms.

In terms of efficacy, what other questions you asked Ami -- there was a question on (multiple speakers) …

Ami Fadia^  About the secondary endpoint.

Kumar Budur^  Right, right.  So there were -- let me start with the primary endpoint.  The primary endpoint was something that was designed with input from the FDA.  The primary endpoint is Aberrant Behavior Checklist community version in Fragile X syndrome, specifically measuring social avoidance.

In terms of secondary endpoint, we are also looking at other endpoints like ABC, Aberrant Behavior Checklist in general, specifically irritability as well, and also we are looking at the Aberrant Behavior Checklist various symptom domains across both complete methylation and partial methylation patients, but from a registration perspective, what we are looking for is a statistically significant difference on the primary endpoint, which is ABC Fragile X syndrome social avoidance.

Jeffrey Dayno^  Ami, does that answer your question?

Ami Fadia^  One last piece, which is what percent of the patients were -- I guess I’ve gotten all the answers, thank you, sorry about that.

Kumar Budur^  Thank you, Ami.

Jeffrey Dayno^  Yes, so I think -- yes, so the -- it was about 65% with full methylation in the Phase II in the CONNECT trial, and by design the Phase III will have…

Kumar Budur^  80%.

Jeffrey Dayno^  …of the full methylation.

Kumar Budur^  Complete methylation and 20% with partial methylation.

Ami Fadia^  Thank you.

Operator^  Thank you. We will take our next question from Graig Suvannavejh with Mizuho Securities.  Please go ahead.

Graig Suvannavejh^  Hey, good morning, thanks so much for taking my questions. Congrats on the proposed acquisition.  Two questions, if I may.  First on the M&A in itself, it does change the overall risk profile of your company. And I guess I’m just trying to get a better appreciation of the considerations of this transaction relative to perhaps other deals or potential transactions that you contemplated. Was this really more about the revenue opportunity or the size of the transaction which led you to choose the proposed acquisition of Zynerba?

And then my second question just has to really do about the transaction value, from a market cap perspective, if I have my numbers right and Zynerba’s about an $18 million market cap company and so for $60 million upfront and then another $140 million or so in a potential CVR payments, just wondering how you came to the transaction value of this deal.  Thanks.

Jeffrey Dayno^  So yes, great, thanks for your question.  In terms of overall, with regards to this potential acquisition, we see it as a really good strategic fit with regards to -- consistent with our strategy in orphan rare neurologic and neuropsychiatric disorders, as well as another innovative product expanding our pipeline and diversifying our portfolio.

So I think that was the -- at a high level, the thinking of the opportunity here.  In terms of the -- the terms of the proposed transaction, I think Sandip, I’ll ask him to comment on that.

Sandip Kapadia^  Sure, Graig, thanks for the question.  Clearly, look, we’ve structured the transaction in a manner that we feel appropriately values the opportunity.  As I mentioned in the call, we -- upfront cash, we try to minimize the upfront cash, which is about $60 million, as I also mentioned. Zynerba’s cash on hand at the end of June was about $36 million, and then we based the balance really based on success of the programs going forward.

So I -- we feel that we’ve appropriately valued it based on the overall opportunity, as Jeff mentioned, not only in Fragile X, but potentially many other indications that we may be able to pursue that maybe the team previously wasn’t able to pursue, and clearly obviously we looked at it from an NPV perspective and felt there was good value just even from the Fragile X program by itself.

Graig Suvannavejh^  Thanks, Sandip.

Operator^  Thank you. We will take our next question from Pavan Patel with Bank of America.  Please go ahead.

Pavan Patel^  Hey guys, congratulations on the announcement of deal this morning.  In terms of the treatment of Fragile X patients, can you describe if there’s any off label treatments that those patients may be getting, and can you share your thoughts on what they -- what that may look like in the clinic?  And what do you see as the onset of action for Zygel with the transdermal delivery and how does that compare to the potential off label treatments that Fragile X patients may be getting?  Thank you.

Jeffrey Dayno^  Sure, thank you for your question. Kumar, want to respond to that?

Kumar Budur^  Yes, good morning, thank you for the question.  Currently, there are no FDA-approved treatments for any symptom cluster in Fragile X syndrome. So right now the clinicians are using off-label treatments, depending on the predominant symptoms, and some of the medications that are commonly used include SSRIs, sometimes to take the edge off of the anxiety, sometimes they also use some benzodiazepine agonist, and sometimes some low dose antipsychotics as well.

As we can see, I mean clearly, there is a significant high unmet need in the patient population because none of the off label medication are neither suitable nor the side effect profile is appropriate for this particular patient population.

To answer your second question in terms of Zygel itself, Zygel is the first and the only pharmaceutically-produced, permeation-enhanced transdermal gel.  The advantage of transdermal gel, where the drug is delivered directly into the circulatory system, is that it bypasses the GI system.  Therefore, the significant GI side effects that are associated with oral cannabidiol preparations are avoided, and also it bypasses the first part metabolism, which means that the adverse impact on the liver system are also minimized.

In terms of efficacy itself, what we have seen in the CONNECT clinical trial is that we do start seeing some improvement starting within week one and week two, and the improvement continues up to about 12 to 14 weeks.  And then what is more important is the sustained improvement that we have seen with Zygel, especially in FX, Fragile X syndrome.

In fact, one piece of information I do want to share is that in terms of safety profile, some of the patients with Fragile X syndrome have now completed over six years of treatment and the efficacy sustained.  The persistence rate is really impressive, especially in a neuropsychiatric condition like Fragile X syndrome.

Pavan Patel^  Thank you.  And if could have a follow up question, in terms of when I look on CDC.gov, I see the September 2023 primary completion date, so in terms of an NDA filing, could we see that by year-end?  If not, maybe if you could add some color on timing of this product?  Thank you.

Kumar Budur^  You know, it is tough.  First of all, I should say we are very excited about having this opportunity at Harmony to help tens of thousands of patients with Fragile X syndrome, especially when there are no FDA-approved treatments for this condition.  It is a bit too early to comment on the timeline, and we intend to provide further update after the closure of the deal.

Jeffrey Dayno^  Yes.  Thank, Kumar.  Yes, and as Kumar said, after the closing of the deal and when we have a closer look at the program and progress to date, we’ll provide updates with regards to timing and other regulatory milestones.

Pavan Patel^  Thank you guys, and congrats again.

Jeffrey Dayno^  Yes.  Thank you.

Operator^  Thank you.  We will now take our last question from Corinne Jenkins with Goldman Sachs.  Please go ahead.

Corinne Jenkins^  Good morning, everyone.  Maybe a couple from us.  I’m curious which data you were able to access ahead of going forward with this deal.  Was there, for example, any interim analysis of the Phase III, and were you able to kind of book at the earlier stage PKPD data that I don't think the street has seen?  And then I have maybe one other follow up.

Jeffrey Dayno^  Sure, Corinne.  Good morning.  Thanks for your question.  I think Kumar can respond that.  Obviously, we’ve done deep diligence taking us to this point and a close assessment of the data.

Kumar Budur^  Thank you, Corinne.  Good morning.  As part of the due diligence, obviously we looked at all the data starting from the non-clinical data to clinical pharmacology and the clinical data.  Obviously, the most important dataset of the clinical data, the CONNECT study, we have more than 200 patients, as I mentioned earlier, with Fragile X syndrome were enrolled, and where we saw a signal, really a stronger signal in patients with complete methylation compared to patients with partial methylation.

And, in fact, we saw about 40% median improvement in the symptoms of Fragile X syndrome on the primary endpoint, which is crucial avoidance scale, which is pretty significant.

And the RECONNECT study is based on the learnings of the CONNECT study.  And we have made some data-driven changes in the RECONNECT study, thereby increasing the confidence in the probability of (inaudible) of RECONNECT study.

Hopefully that answers your question, Corinne.

Jeffrey Dayno^  Yes.  And Corinne, what I’ll add, I think, you know, what we’ve been seeing is also the consistency of the data across both the Fragile X and 22q Deletion syndrome program, so the consistency of the data, the sustained response overtime, over long periods of time in the open label extensions.

And the other interesting dataset that was published also is the exposure through this transdermal preparation achieving similar exposures as some of the oral preparations of cannabidiol along with steady plasma levels.

Kumar Budur^  Yes. One more thing to add, Corinne, is the safety profile.  In fact, we have over 750 patients exposed to Zygel across various Phase II and Phase III studies in various indications.  And I mentioned earlier, some of the patients with Fragile X syndrome have been exposed to Zygel for over six years now, and we are interested the persistent delayed and the continued sustained efficacy.

Corinne Jenkins^  Understood. And then maybe could you just help us understand the nature of the patient suite, like the existing patent portfolio?  I think you can’t get combination of matter patents for any cannabidiol-based products, so I’m curious what they’ve established and your confidence and the strength of the patent portfolio.

Jeffrey Dayno^  Sure, Corinne.  Yes.  From what we've seen in our assessment, we’re confident in the strength of the portfolio.  And mainly based on Zygel for the treatment of Fragile X syndrome is patent protected through at least 2040.  So it gives us sort of long -- long runway and opportunity with regards to that program.  Also method of use for 22q if we choose to pursue that indication as well.

Corinne Jenkins^  All right, so it’s a method of use patent.

Jeffrey Dayno^  Correct.

Corinne Jenkins^  Okay.  Thanks.

Jeffrey Dayno^  Yes. Thank you.

Operator^  And there are no further questions at this time.  I’ll turn the call back over to Dr. Dayno for closing remarks.

Jeffrey Dayno^  Thank you, Operator.  No, I just want to thank everyone for joining our call today.  We’re very excited about this proposed acquisition that we’ll -- we see as a strategic acquisition to expand our pipeline, diversify our portfolio, and drive long-term growth for Harmony Biosciences.

Thanks, everyone.  Have a great day.

Operator^  Thank you, and this does conclude today’s Harmony Biosciences proposed acquisition of Zynerba Pharmaceuticals conference call.  You may now disconnect your line, and have a wonderful day.